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                                                                    EXHIBIT 23.1


To the Board of Directors and Stockholder of American International Airways, Inc. and Related Companies
Ypsilanti, Michigan

We consent to the incorporation by reference in Registration
Statements 333-15667, 333-28553 and 333-23597 of Kitty Hawk, Inc. on Forms S-8, pertaining to the Kitty Hawk, Inc. Amended and Restated Annual Incentive Compensation Plan, Kitty Hawk, Inc. Amended and Restated Employee Stock Purchase Plan and Kitty Hawk, Inc. Amended and Restated Omnibus Securities Plan, respectively, of our report dated September 29, 1997, with respect to the statements of certain assets sold of AIA for the years ended
December 31, 1996 and 1995, and the related statements of revenues and direct expenses for the years then ended, appearing in the Current Report - Form 8-KA of Kitty Hawk, Inc. dated November 6, 1997.



/s/ Deloitte & Touche LLP

Ann Arbor, Michigan
November 6, 1997